Olivetti S.p.A.
Via Jervis 77
10015 Ivrea TO
Telefono + 39 0125 5200
Fax + 39 0125 522524
www.olivetti.it

03 JUN -4 AM 7:21

Olivetti S.p.A. - File No. 82-5181

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

olivetti


03022412

Ivrea, 3 June 2003

SUPPL

Re: **Olivetti S.p.A.--File No. 82-5181**

Dear Sirs:

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Press releases issued by the Company on May 26, 2003
- Quarterly Report at 31 March 2003
- 2002 Annual Report

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

The file number is indicated in the upper right hand corner of the document.

If you have any questions or comments or require further information, please contact Mrs. Paola Christillin (tel. number 125-523916) or myself (Loris Bisone, tel. number 125-523915).

Respectfully submitted

Loris Bisone

(General Counsel)

(Encls.)

Notice pursuant to laws and regulations in force in the United States of America:

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934. The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States.

Olivetti S.p.A. - File No. 82-5181

Shareholders' Meeting

OLIVETTI: SHAREHOLDERS APPROVE THE PLAN FOR THE MERGER OF TELECOM ITALIA WITH AND INTO OLIVETTI AND THE 2002 ANNUAL REPORT

WITHDRAWAL ("RECESSO") PRICE SET AT EURO 0.9984

Rozzano, 26 May 2003

The Olivetti Extraordinary Shareholders' Meeting held today under the chairmanship of Antonio Tesone discussed and approved the plan to merge Telecom Italia S.p.A. with and into Olivetti S.p.A.

Specifically, **99.9%** of those in attendance, representing **38.6%** of the total share capital voted in favour of the merger.

In relation to the merger, the Shareholders' Meeting adopted a resolution to amend the By-Laws by adopting a new text (among other changes, the company will have a new name, a new registered office and a new corporate purpose) and authorised the Board of Directors to apply for the savings shares that will be issued for the purpose of the merger to be admitted for trading.

Other resolutions adopted at the extraordinary session

The Shareholders' Meeting also approved the replacement of article 20 of the By-Laws with a new version, which, among other things, raises the number of the members of the Board of Statutory Auditors to five and sets the threshold of 1% ownership of voting share capital as a condition for the presentation of lists of candidates for the position of Statutory Auditor; and the amendment of article 13 of the By-Laws under which the term of the Board of Directors is determined by the Shareholders' Meeting. The above changes are effective immediately.

The Shareholders' Meeting also granted the Directors powers, to take effect after the merger (pursuant to article 2443 of the Italian Civil Code), to raise share capital for the purpose of servicing stock options.

******

At the ordinary session, the Shareholders' Meeting approved the results for the financial year ended 31 December 2002.

The Group posted net revenues for 2002 of **31,408** million Euros (30,400 million Euros for the Telecom Italia Group), and **positive EBIT before non-recurring income and charges** of **6,016** million Euros (**+12.7%** compared with 2001). After non-recurring charges largely due to the write down of equity investments, the Group posted a **net loss of 773** million Euros for 2002, an improvement of 2,317 million Euros with respect to 2001 (**a profit of 520** million Euros before amortisation of goodwill on the acquisition of Telecom Italia).

At 31 December 2002, Olivetti Group **total shareholders' equity** amounted to **20,624** million Euros (11,640 million Euros after minority interests) and **consolidated net financial indebtedness** was **33,399** million Euros, which represents a reduction of 4,963 million Euros from 31 December 2001.

Olivetti S.p.A. closed the 2002 financial year with a **net loss of 6,240** million Euros. This reflects equity investment writedowns totalling 8,400 million Euros, including 8,051 million Euros for writedowns of the investment in Telecom Italia S.p.A.'s shares made exclusively for tax purposes. At 31 December 2002, the Parent Company had shareholders' equity of 9,031 million Euros and net financial indebtedness of 15,195 million Euros (down by 1,127 million Euros from 31 December 2001).

Other resolutions carried at the ordinary session

The Shareholders appointed the Board of Statutory Auditors, whose term had ended. The number of auditors was set at five. Ferdinando Superti Furga, Gianfranco Zanda, Salvatore Spiniello, Paolo Golia and Rosalba Casiraghi were appointed as acting auditors, Enrico Laghi and Enrico Maria Bignami as alternate auditors.

The Shareholders also carried a resolution setting the number of Directors of the Company at fifteen and appointing the following as Directors for one financial year (until approval of the 2003 financial statements), with effect as from the date of the merger:

Marco Tronchetti Provera
Gilberto Benetton
Carlo Buora
Umberto Colombo

Giovanni Consorte
Francesco Denozza
Luigi Fausti
Guido Ferrarini
Natalino Irti
Gianni Mion
Pietro Modiano
Massimo Moratti
Carlo Alessandro Puri Negri
Riccardo Ruggiero
Pier Francesco Saviotti

The new Directors are substantially the same as those of Telecom Italia S.p.A., the company being merged. The resolution will take effect upon completion of the merger.

The Shareholders' Meeting appointed Gian Carlo Rocco di Torrepadula and Paola Pierri to the Board of Directors; the new directors had already been co-opted to the Board on 5 September and 7 November 2002 respectively. Their term expires with that of the current Board of Directors, that is, on the date on which the merger takes effect.

******

Withdrawal ("recesso") price fixed

The reimbursement price to be paid to Olivetti shareholders who exercise their right of withdrawal will be **0.9984 Euros per share.** The amount was computed and certified by Borsa Italiana as the arithmetic mean of the official share price in the six months preceding the date of the resolution approving the merger. The withdrawal price shall be paid to Olivetti shareholders who exercise their right of withdrawal no later than ninety days from the date on which the merger between the Company and Telecom Italia S.p.A. takes effect. From the date of effectiveness of the merger until the date of payment of the withdrawal price, withdrawing shareholders will be entitled to legal interest of 3% per annum. For taxation purposes, 98.4% of the reimbursement amount will be treated as capital and will not be liable for lieu tax, and 1.6% of the amount will be treated as retained earnings and will be liable for lieu tax.

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

Notice pursuant to laws and regulations in force in the United States of America:

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934.The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States.

Olivetti S.p.A. - File No. 82-5181

OLIVETTI: PRICE OF PARTIAL VOLUNTARY PUBLIC TENDER OFFER ON TELECOM ITALIA

Milan, 26 May 2003

Olivetti announces that the price of the partial voluntary Public Tender Offer, connected to the plan to merge Telecom Italia S.p.A. with and into Olivetti S.p.A. approved today by the Olivetti Extraordinary Shareholders' meeting, that will be launched on the Telecom Italia ordinary and savings shares, will be equal to:

- 8.010 euro per Telecom Italia ordinary share
- 4.820 euro per Telecom Italia savings share

This price has been calculated on the basis of the weighted average of the official prices recorded on the stock exchange between 12 March 2003 and 26 May 2003 (the latter being the date on which the merger plan was approved by the Olivetti extraordinary shareholders' meeting) plus a 20% premium.

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

olivetti

Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

Quarterly Report at 31 March 2003
(CONSOB resolution no. 11971 of 14.5.1999, art. 82)

olivetti

The Olivetti Group

SUMMARY OF BUSINESS AND FINANCIAL RESULTS

In the first quarter of 2003, the Group posted a consolidated loss of 397 million euros, down by 210 million euros from the 2002 first-quarter loss of 187 million euros; the year-earlier figure included gains of 728 million euros realised on disposals (Bouygues Décaux Télécom and Lottomatica), which had a net impact of 243 million euros on the Group result. Excluding this effect, the 2003 first-quarter result would have reflected an improvement of 33 million euros on the year-earlier first quarter.
Group net financial indebtedness at 31 March 2003 totalled 31,891 million euros (16,079 million euros for the Telecom Italia Group), a decrease of 1,508 million euros from 31 December 2002 (33,399 million euros), of which 2,039 million euros attributable to the Telecom Italia Group.
Olivetti Group total shareholders' equity at 31 March 2003 was 20,659 million euros (11,233 million euros after minority interests); at 31 December 2002 it was 20,624 million euros (11,640 million euros after minority interests).
The table below sets out key business and financial data for the Olivetti Group:

Income figures (in millions of euros)	**1st quarter 2003**	**1st quarter 2002**	**Full year 2002**
Revenues	7,291	7,533	31,408
Result before interest and taxes (EBIT) and non recurring income and charges	1,515	1,391	6,016
EBIT	1,508	2,041	520
Income before taxes and minority interests	868	1,313	(2,516)
Net result for the period	(397)	(187)	(773)
Net result before amortization of goodwill on Telecom Italia	(70)	136	520

Balance sheet and financial figures (in millions of euros)	**31.3.2003**	**31.12.2002**
Net financial indebtedness	31,891	33,399
Total shareholders' equity	20,659	20,624
Group shareholders' equity	11,233	11,640

	31.3.2003	**31.12.2002**
Employees (in units)	**104,379**	**106,620**

The Parent Company Olivetti S.p.A. posted a loss of 222 million euros in the first quarter of 2003, compared with a loss of 60 million euros in the year-earlier first quarter, which reflected the positive impact of the gain of 158 million euros realised from acceptance of the public tender offer on Lottomatica.

The breakdown of Group personnel at 31 March 2003 by company was as follows:

(employees)	31.3.2003 (a)	31.12.2002 (b)	Changes (a–b)
Olivetti S.p.A.	70	70	-
Finance companies	8	8	-
Telecom Italia Group	100,765	101,713	(948)
Olivetti Tecnost Group	3,223	4,527	(1,304)
Olivetti Multiservices *	313	302	11
Total Olivetti Group	**104,379**	**106,620**	**(2,241)**

* property management and services

The net decrease of 948 heads at the Telecom Italia Group compared with 31 December 2002 was largely due to the change in the consolidation area (–819 heads).
The number of employees with the Olivetti Tecnost Group decreased by 1,304 heads overall, mainly as a result of the sale of manufacturing operations in Mexico (1,266 heads).

ACCOUNTING SCHEDULES AND COMMENTS

Basis of presentation of the quarterly financial statements

The Quarterly Report at 31 March 2003 consists of the reclassified quarterly consolidated accounting schedules, whose form and content are consistent with the schedules in the Directors' Report on Operations for the year to 31 December 2002, and these comments.
The accounting schedules comprise the consolidated income statement for the first quarter of 2003 compared with 2002 first-quarter and full-year income, and the consolidated balance sheet at 31 March 2003 compared with the situation at 31 December 2002.
The Report also includes a schedule analysing the Group's net financial position at 31 March 2003 by due dates, with a comparison to the position at 31 December 2002.
The above schedules and related comments provide the information required from listed companies pursuant to CONSOB resolution no. 11971 of 14 May 1999 and subsequent amendments, implementing Legislative Decree no. 58 of 24 February 1998.
Where appropriate, the criteria used to draw up the quarterly financial statements at 31 March 2003 are consistent with those used to draw up the financial statements at 31 December 2002, as illustrated in the Explanatory Notes in the "2002 Annual Report".

Group business performance

Business performance in the first quarter of 2003 is analysed in the reclassified income statement set out below, which classifies income components by nature, with separate disclosure of non-recurring income and expense items that are not expected to continue at a similar level in future periods.

(in millions of euros)	1st quarter 2003	%	1st quarter 2002	%	Full year 2002	%
Net revenues	7,291	100.0	7,533	100.0	31,408	100.0
Operating costs:						
Labour	(1,114)	(15.3)	(1,226)	(16.3)	(4,727)	(15.1)
Materials and services	(2,872)	(39.4)	(3,017)	(40.1)	(12,668)	(40.3)
Grants	3	0.1	2	-	20	0.1
Depreciation of tangible assets	(880)	(12.1)	(965)	(12.8)	(3,807)	(12.1)
Amortization of intangible assets:						
Consolidation goodwill	(491)	(6.7)	(537)	(7.1)	(2,142)	(6.8)
Other	(294)	(4.0)	(266)	(3.5)	(1,320)	(4.2)
Value adjustments and provisions for risks and charges	(113)	(1.6)	(123)	(1.6)	(776)	(2.5)
Other (costs) income, net	(15)	(0.2)	(10)	(0.1)	28	0.1
Result before interest and taxes (EBIT) and non recurring income and charges	**1,515**	**20.8**	**1,391**	**18.5**	**6,016**	**19.2**
Gains on disposals and other income	70	1.0	792	10.5	2,990	9.5
Losses on disposals and other charges	(77)	(1.1)	(142)	(1.9)	(8,486)	(27.0)
EBIT	**1,508**	**20.7**	**2,041**	**27.1**	**520**	**1.7**
Income from equity investments, net	1	-	7	0.1	57	0.1
Financial charges, net	(518)	(7.1)	(665)	(8.8)	(2,307)	(7.3)
Value adjustments to financial assets	(123)	(1.7)	(70)	(1.0)	(786)	(2.5)
Result before taxes	**868**	**11.9**	**1,313**	**17.4**	**(2,516)**	**(8.0)**
Taxes	(713)	(9.8)	(636)	(8.4)	2,210	7.0
Result after taxes before minority interests	**155**	**2.1**	**677**	**9.0**	**(306)**	**(1.0)**
Minority interests	(552)	(7.5)	(864)	(11.5)	(467)	(1.5)
Net result for the period	**(397)**	**(5.4)**	**(187)**	**(2.5)**	**(773)**	**(2.5)**

Olivetti Group revenues for the first three months of 2003 totalled 7,291 million euros, against 7,533 million euros in the first quarter of 2002, a decrease of 242 million euros, or 3.2% (+4.8% on a like-for-like basis and net of the exchange rate effect). Telecom Italia Group revenues (which accounted for 97.7% of total revenues) decreased by 140 million euros, or 1.9%. Excluding the exchange rate effect and the changes in the consolidation area, Telecom Italia Group revenues improved by 6.4%.

(in millions of euros)	1st quarter 2003	1st quarter 2002	Changes absolute	Changes %
Telecom Italia Group	7,124.4	7,264.8	(140.4)	(1.9)
Olivetti Tecnost Group	153.4	233.7	(80.3)	(34.5)
Olivetti Multiservices	12.9	22.1	(9.2)	(41.6)
Webegg Group	-	12.8	(12.8)	
Total Group	**7,290.7**	**7,533.4**	**(242.7)**	**(3.2)**

2003 first-quarter operating costs and other net recurring charges totalled 5,776 million euros (5,250 million euros for the Telecom Italia Group), compared with 6,142 million euros in the first quarter of 2002 (5,524 million euros at the Telecom Italia Group); excluding amortisation of consolidation goodwill, operating costs and other net recurring charges represented 72.5% of 2003 first-quarter revenues (74.4% in the first quarter of 2002).
EBIT before non-recurring income and charges was 1,515 million euros, an increase of 124 million euros from the first quarter of 2002 (1,391 million euros).
Non-recurring income and charges generated a net charge of 7 million euros (2 million euros for the Telecom Italia Group); this compared with net income of 650 million euros in the year-earlier first quarter (543 million euros for the Telecom Italia Group), arising largely from gains realised on disposals.

EBIT after the foregoing net non-recurring charge was 1,508 million euros, down by 533 million euros from the 2,041 million euros posted in the first quarter of 2002.

Other financial income and charges generated a net charge of 518 million euros, of which 297 million euros for the Telecom Italia Group, a decrease of 147 million euros from the net charge of 665 million euros (451 million euros for the Telecom Italia Group) posted in the year-earlier first quarter.
This reduction, attributable largely to the Telecom Italia Group, arose as a result of lower average debt exposure in the first quarter and improved exchange rates in some South American countries (Brazil and Venezuela).
Value adjustments to financial assets generated a charge of 123 million euros (120 million euros for the Telecom Italia Group, including 64 million euros for losses referring to Stream), compared with 70 million euros in the first quarter of 2002 (60 million euros for the Telecom Italia Group).
Income taxes amounted to an estimated 713 million euros, of which 703 million euros for Telecom Italia Group companies.
After taxes and 552 million euros of minority interests, the Olivetti Group posted a consolidated net loss of 397 million euros for the first quarter of 2003 (a loss of 187 million euros in the first quarter of 2002).
Before amortisation of goodwill on Telecom Italia, the Group had a consolidated loss of 70 million euros, a downturn of 206 million euros from the year-earlier first quarter, when it had net income of 136 million euros.

The Group financial position

The Olivetti Group balance sheet at 31 March 2003 is set out in the table below:

(in millions of euros)	31.3.2003	%	31.12.2002	%	Changes
Short-term assets					
Financial resources	11,261	13.2	7,894	9.4	3,367
Operating assets	14,727	17.4	14,981	18.0	(254)
Total short-term assets	**25,988**	**30.6**	**22,875**	**27.4**	**3,113**
Medium/long-term assets					
Financial assets	477	0.6	495	0.6	(18)
Intangible fixed assets	34,235	40.4	34,561	41.4	(326)
Tangible fixed assets	18,898	22.2	19,449	23.3	(551)
Other assets	5,235	6.2	6,004	7.3	(769)
Total medium/long-term assets	**58,845**	**69.4**	**60,509**	**72.6**	**(1,664)**
TOTAL ASSETS	**84,833**	**100.0**	**83,384**	**100.0**	**1,449**
Short-term liabilities					
Short-term debt	8,292	9.8	7,984	9.6	308
Operating liabilities	17,979	21.2	18,396	22.1	(417)
Total short-term liabilities	**26,271**	**31.0**	**26,380**	**31.7**	**(109)**
Medium/long-term liabilities					
Medium/long-term debt	35,337	41.6	33,804	40.5	1,533
Other medium/long-term liabilities	2,566	3.0	2,576	3.1	(10)
Total medium/long-term liabilities	**37,903**	**44.6**	**36,380**	**43.6**	**1,523**
TOTAL LIABILITIES	**64,174**	**75.6**	**62,760**	**75.3**	**1,414**
TOTAL SHAREHOLDERS' EQUITY	**20,659**	**24.4**	**20,624**	**24.7**	**35**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**84,833**	**100.0**	**83,384**	**100.0**	**1,449**

Capital invested amounted to 55,116 million euros, a decrease of 1,483 million euros from 31 December 2002. External financial sources provided coverage for 57.9%, a decrease compared to 31 December 2002 (59.0%).

(in millions of euros)	31.3.2003	%	31.12.2002	%	Changes
Short-term operating assets	14,727	26.7	14,981	26.5	(254)
Short-term operating liabilities	(17,979)	(32.6)	(18,396)	(32.5)	417
Operating working capital	(3,252)	(5.9)	(3,415)	(6.0)	163
Intangible fixed assets	34,235	62.1	34,561	61.0	(326)
Tangible fixed assets	18,898	34.3	19,449	34.4	(551)
Other assets	5,235	9.5	6,004	10.6	(769)
Capital invested (A)	**55,116**	**100.0**	**56,599**	**100.0**	**(1,483)**
Medium/long-term non financial liabilities	2,566	4.6	2,576	4.5	(10)
Minority interests	9,426	17.1	8,984	15.9	442
Group shareholders' equity	11,233	20.4	11,640	20.6	(407)
Total non financial sources (B)	**23,225**	**42.1**	**23,200**	**41.0**	**25**
Net financial indebtedness (A–B)	**31,891**	**57.9**	**33,399**	**59.0**	**(1,508)**

The table below analyses Group net financial indebtedness by due dates:

(in millions of euros)	31.3.2003	31.12.2002	Changes
Current portions of medium/long-term debt	4,758	3,450	1,308
Other short-term payables to banks and other lenders	2,300	3,377	(1,077)
Interest accruals and deferrals	1,234	1,157	77
Financial resources	(9,916)	(6,353)	(3,563)
Financial receivables	(721)	(1,011)	290
Interest accruals and prepayments	(624)	(530)	(94)
Total short-term net financial indebtedness (resources) (A)	**(2,969)**	**90**	**(3,059)**
Bonds and other medium/long-term debt	35,337	33,804	1,533
Medium/long-term financial receivables and interest accruals and prepayments	(477)	(495)	18
Total medium/long-term net financial indebtedness (B)	**34,860**	**33,309**	**1,551**
Total net financial indebtedness (A+B)	**31,891**	**33,399**	**(1,508)**

Analysis by company

(in millions of euros)	31.3.2003	31.12.2002	Changes
Telecom Italia Group	16,079	18,118	(2,039)
Olivetti S.p.A., and other operating and finance companies	15,812	15,281	531
Total net financial indebtedness	**31,891**	**33,399**	**(1,508)**

The Olivetti Group had a net financial surplus of 1,508 million euros in the first quarter of 2003:

(in millions of euros)	1st quarter 2003
Telecom Italia Group	
Capital expenditure	697
Financial investments	163
Operating cash flows	(2,807)
Disposals	(92)
Net financial surplus of Telecom Italia Group	**(2,039)**
Other companies	
Financial charges, net	218
Other, net	313 (*)
Net financial requirement of other companies	**531**
Total net financial surplus	**(1,508)**

(*) of which 299 million euros arising from the re-classification during the first quarter of 41,401,250 Telecom Italia shares, from current assets (marketable securities) to financial fixed assets, in connection with the merger with Telecom Italia, which provides for the cancellation of all Telecom Italia shares held by Olivetti

The programme launched in June 2001 for the securitisation of Telecom Italia S.p.A. trade receivables continued, generating an improvement of approximately 839 million euros in net financial indebtedness at 31 March 2003 (826 million euros at the end of 2002).

Information by sector (CONSOB communication no. 98084143)

A) Information by business sector

The following pages set out:

• the consolidated income statement showing the results of the operating companies as adjusted for consolidation purposes. These results differ from the companies' quarterly results, mainly due to the elimination of items not eligible for consolidation, that is, intercompany gains and depreciation charges on assets transferred within the Group, the reversal of tax-related entries made largely in respect of depreciation, the valuation of equity investments (equity investments, by definition, appear in the consolidated accounts as the appropriate portion of the company's net equity used for consolidation purposes) and other adjustments and reclassifications made to align the results of the individual companies with the accounting policies adopted by the Group.

• the reclassified consolidated balance sheet showing the balances by operating company.

B) Other information

It should be noted that:

• intercompany transactions between different business sectors or geographical areas are executed at market prices and eliminated during consolidation;

• pursuant to art. 150, par 1 of Legislative Decree no. 58 of 24 February 1998, no operations were performed by members of the Board of Directors that could represent a potential conflict of interest with the Parent Company.

Olivetti Group – Income Statement for the 1st quarter 2003 by Company

(in millions of euros)	Olivetti S.p.A.
Third party revenues	
Revenues from Olivetti Group companies	
Total net revenues	
OPERATING COSTS	
Labour	(1.6)
Materials and services	(4.6)
Grants	
Depreciation of tangible assets	(0.2)
Amortisation of intangible assets:	
Consolidation goodwill	(326.8)
Other	(18.4)
Value adjustments and provision for risks and charges	(2.0)
Other income (costs), net	(0.5)
Result before interest and taxes (EBIT) and non recurring income and charges	**(354.1)**
Non recurring income	0.3
Non recurring charges	(5.4)
EBIT	**(359.2)**
Income from equity investments	
Financial income and charges, net	(192.7)
Value adjustments to financial assets	(0.2)
Result before taxes	**(552.1)**
Taxes	0.4
Result after taxes before minority interests	**(551.7)**
Minority interests	
Net result for consolidation purposes	**(551.7)**

Finance companies	Telecom Italia Group		Olivetti Tecnost Group		Olivetti Multiservices		Consolidation adjustments	Total Group	
	7,124.4		153.4		12.9			7,290.7	
			4.2		6.8		(11.0)		
	7,124.4	100.0	157.6	100.0	19.7	100.0	(11.0)	7,290.7	100.0
(0.1)	(1,079.0)	(15.1)	(29.8)	(18.9)	(3.7)	(18.8)		(1,114.2)	(15.3)
(0.3)	(2,745.7)	(38.5)	(118.5)	(75.2)	(13.6)	(69.0)	11.0	(2,871.7)	(39.4)
	3.5	-	0.2	0.1				3.7	0.1
	(875.4)	(12.3)	(2.7)	(1.7)	(1.1)	(5.6)		(879.4)	(12.1)
	(164.4)	(2.3)					(0.1)	(491.3)	(6.7)
(2.0)	(271.5)	(3.8)	(2.2)	(1.4)				(294.1)	(4.0)
	(108.1)	(1.5)	(3.2)	(2.0)				(113.3)	(1.6)
	(9.3)	(0.1)	(5.4)	(3.4)	(0.2)	(1.0)		(15.4)	(0.2)
(2.4)	**1,874.5**	**26.3**	**(4.0)**	**(2.5)**	**1.1**	**5.6**	**(0.1)**	**1,515.0**	**20.8**
	69.4	1.0	0.1	0.1	0.2	1.0		70.0	1.0
	(71.4)	(1.0)	(0.1)	(0.1)				(76.9)	(1.1)
(2.4)	**1,872.5**	**26.3**	**(4.0)**	**(2.5)**	**1.3**	**6.6**	**(0.1)**	**1,508.1**	**20.7**
1.2								1.2	-
(34.8)	(296.7)	(4.2)	(2.4)	(1.5)	(0.5)	(2.5)	8.7	(518.4)	(7.1)
(3.2)	(119.6)	(1.7)						(123.0)	(1.7)
(39.2)	**1,456.2**	**20.4**	**(6.4)**	**(4.1)**	**0.8**	**4.1**	**8.6**	**867.9**	**11.9**
	(702.6)	(9.9)	(2.5)	(1.6)	0.1	0.5	(8.6)	(713.2)	(9.8)
(39.2)	**753.6**	**10.6**	**(8.9)**	**(5.6)**	**0.9**	**4.6**		**154.7**	**2.1**
	(552.0)	(7.7)	0.6	0.4			(0.1)	(551.5)	(7.5)
(39.2)	**201.6**	**2.8**	**(8.3)**	**(5.3)**	**0.9**	**4.6**	**(0.1)**	**(396.8)**	**(5.4)**

Olivetti Group– Balance Sheet as of 31 march 2003 by Company

(in millions of euros)	Olivetti S.p.A.
Assets	
Short-term assets	1,793
Medium/long-term assets:	
intangible	162
tangible	1
other	24,251
Total assets	**26,207**
Liabilities	
Short-term liabilities	5,791
Medium/long-term liabilities:	11,607
Total liabilities	**17,398**
Total shareholders' equity	**8,809**
Total liabilities and shareholders' equity	**26,207**
Net financial indebtedness	**15,706**

Finance companies	Telecom Italia Group	Olivetti Tecnost Group	Olivetti Multiservices	Consolidation adjustments	Total Group
10,964	16,211	605	104	(3,689)	25,988
35	12,677	29		21,332	34,235
	18,748	59	89	1	18,898
9,258	3,859	14	8	(31,678)	5,712
20,257	**51,495**	**707**	**201**	**(14,034)**	**84,833**
2,410	21,112	549	126	(3,717)	26,271
17,495	17,365	107	25	(8,696)	37,903
19,905	**38,477**	**656**	**151**	**(12,413)**	**64,174**
352	**13,018**	**51**	**50**	**(1,621)**	**20,659**
20,257	**51,495**	**707**	**201**	**(14,034)**	**84,833**
(26)	**16,079**	**85**	**56**	**(9)**	**31,891**

EVENTS SUBSEQUENT TO 31 MARCH 2003

The main events subsequent to 31 March 2003 are illustrated below:

Merger of Telecom Italia into Olivetti

At a meeting on 15 April 2003, the Board of Directors adopted the plan to merge Telecom Italia into Olivetti, with the following exchange ratio:

> 7 Olivetti ordinary shares each with a par value of 1 euro for every Telecom Italia ordinary share with a par value of 0.55 euros,
>
> 7 Olivetti savings shares each with a par value of 1 euro for every Telecom Italia savings share with a par value of 0.55 euros.

As a result of the merger, Olivetti's controlling stake in Telecom Italia will be cancelled, and Olimpia's stake in Olivetti will be significantly diluted.
The exchange ratio will be serviced largely through re-distribution of Olivetti post-merger capital, after re-determination of the post-merger par value of Olivetti ordinary and savings shares at 0.55 euros (equal to the par value of Telecom Italia shares), in place of the present par value of 1 euro.
The Company resulting from the merger will adopt the name and company purpose of Telecom Italia. The headquarters of the Company resulting from the merger will be in Milan, at the current headquarters of Telecom Italia.
More generally, Olivetti will adopt new by-laws drafted on the basis of Telecom Italia's current by-laws. As a consequence of the variation in the company purpose, Olivetti shareholders will be entitled to exercise withdrawal rights. Olivetti has entered into a 9 billion euro facility agreement to meet requirements arising from the possible exercise of withdrawal rights. Any portion of this facility that is not used to service withdrawals will be set aside for a partial voluntary tender offer on Telecom Italia ordinary and savings shares. The tender offer purchase price will be equivalent to the average price of the shares in the period between 12 March and the date of the Olivetti Shareholders' Meeting convened to approve the merger plus a premium of 20%, with a minimum and maximum price respectively of 7.0 euros and 8.4 euros per ordinary share and 4.7 euros and 5.65 euros per savings share. Withdrawal rights and the public tender offer are both subject to execution of the merger.
The merger will take effect as from the date of final registration of the merger deed in the relevant companies register, or as from a later date if so established in the merger deed. The merger deed is expected to take place in early August 2003.
For accounting purposes, operations transacted by Telecom Italia will be posted to Olivetti income as from 1 January 2003. For tax purposes too, the merger will be effective as from 1 January 2003.
The ordinary and savings shares issued by Olivetti in exchange for Telecom Italia shares, which shall be cancelled as a result of the merger, will carry regular dividend rights. The merger shall take effect subject to the admission for trading on the automated screen-based system run by Borsa Italiana S.p.A. of the Olivetti savings shares issued in exchange for Telecom Italia shares.
An application will be made for the new ordinary and savings shares of the post-merger company to be admitted for trading on the New York Stock Exchange.

Seat Pagine Gialle split-up

At a meeting on 1 April 2003, the Board of Directors of Seat Pagine Gialle approved plans for the proportional partial split-up of Seat Pagine Gialle S.p.A. (the "split" company) in favour of a newly established company (the "beneficiary"), based on the split company's balance sheet at 31 December 2002. Subject to approval by the shareholders of Seat Pagine Gialle, the following business areas will be spun off to the beneficiary: Directories (Italian telephone directory publishing operations and the equity investments in TDL Infomedia and Thomson), Directory Assistance (89.24.24 Pronto Pagine Gialle and Telegate) and Business Information (Consodata Group). The split company will change its name to Telecom Italia Media, while the beneficiary will take the name of Seat Pagine Gialle. Under the split-up plan, when the operation takes effect, the present shareholders of Seat Pagine Gialle will receive for every 40 ordinary (or savings) shares owned:

- 29 new ordinary (or savings) shares of the beneficiary Seat Pagine Gialle
- 11 new ordinary (or savings) shares of the split company Telecom Italia Media.

Telecom Italia has begun proceedings for the sale of its controlling shareholding in the foregoing beneficiary company that will be established as a result of the split-up.

Disposal of equity investment in Stream

On 30 April 2003, following approval by the authorities, the agreement with News Corporation announced on 1 October 2002 for the creation of a single Italian pay-TV company was finalised.
The new company created as a result of the merger between Stream and Tele+ will be called SKY ITALIA. Telecom Italia will hold 19.9% and News Corporation 80.1%.

Strategic outsourcing agreement between Telecom Italia and Hewlett-Packard

The Management Services & Outsourcing agreement between Telecom Italia and Hewlett-Packard announced on 21 February became operational following completion of the procedures required by law.
The agreement provides for outsourcing contracts: HP is to provide asset management, help desk, maintenance and workstation management services, while IT Telecom will manage Hewlett-Packard Italiana operations and host systems for the SAP environment at its Data Centres. The agreement for the sale of the Desktop Management unit of IT Telecom (100% Telecom Italia) to the new Hewlett-Packard unit, HP DCS (Hewlett-Packard Distributed Computing Services), was also finalised.

Integration of Olivetti and Pirelli & C. Real Estate Facility Management operations

As envisaged under Project Tiglio, on 4 April 2003 Pirelli & C. Real Estate and Olivetti signed an agreement for the integration of the facility management operations of Olivetti Multiservices and Pirelli & C. RE Facility Management.
The operation will take place through the transfer to Olivetti of Pirelli & C. Real Estate treasury shares, in line with the approach adopted by the Group in its latest acquisitions of services companies. Olivetti will in turn cede its facility management operations, which are valued at 22.5 million euros and headed by a specific company, OMS Facility.

The number of Pirelli & C. Real Estate shares transferred to Olivetti is 809,946 (just under 2% of share capital) and was agreed by the parties on the basis of valuations conducted by Mediobanca and KPMG. Lazard acted as financial advisor on the operation, while the Chiomenti law firm acted as legal advisor. The agreement also provides for a further price adjustment, if required, to be finalised on 31 December 2005, based on the stock market performance of Pirelli & C. Real Estate shares.

OPERATING OUTLOOK

As envisaged by the merger plan adopted by the Olivetti and Telecom Italia Boards of Directors on 15 April 2003, which requires approval by a resolution of the extraordinary Shareholders' Meeting convened on first call for 24 May next, Olivetti's net result for financial year 2003 will include the results of Telecom Italia as from 1 January 2003.

Compared with the previous financial years, when Olivetti's net result reflected accrued dividends and related tax credits, set against financial charges and operating costs, the net result for financial year 2003 will reflect the total net result posted by Telecom Italia, set against financial charges in respect of Olivetti's net debt – which will show a temporary increase due to the impact of merger-related operations (withdrawal and partial voluntary tender offer) – as well as the year's operating costs and the costs of the merger operation.

Also considering the additional tax benefits produced by the merger, the post-merger company is expected to report a positive net result.

The Group consolidated operating result for 2003, before amortisation of consolidation goodwill, is expected to be positive, given that Telecom Italia has confirmed its expectation of continued operating profitability.

TRANSACTIONS WITH RELATED PARTIES

Main income and financial items (in millions of euros)	Unconsolidated subsidiary and associated companies	Description
Revenues from sales	37	They include revenues from Teleleasing (euro 16 million), Stream (euro 3 million), Telecom Argentina (euro 3 million), Telekom Srbija (euro 2 million)
Consumption of materials and services	107	They include principally costs for rentals payable to Tiglio I (euro 20 million) and Tiglio II (euro 6 million) and costs for TLC services to Etecsa Cuba (euro 36 million) and for maintenance and service contracts to Italtel (euro 12 million)
Other income, net	1	They refer principally to recoveries of payroll costs for personnel moved temporarily to some foreign subsidiaries
Financial income, net	1	They include interest income accrued on loans granted to some group companies (euro 6 million) and interest payable to Teleleasing accrued on financial lease contracts (euro 5 million)
Receivables of financial fixed assets	444	They include medium/long term loans to Is Tim (euro 302 million), Tiglio I (euro 70 million), Telegono (euro 24 million) and Tiglio II (euro 30 million)
Financial receivables	38	They include short-term loans to TMI Group companies (euro 14 million) and Golden Lines (euro 8 million net of allowance)
Financial payables	45	They refer principally to amounts due to Teleleasing (euro 29 million)
Trade receivables and other	202	They refer principally to receivables from Stream (euro 66 million), Telekom Srbija (euro 22 million net of allowance), Teleleasing (euro 23 million) and Consorzio Telcal (euro 11 million)
Trade payables and other	335	They refer to supply contracts for investing and operating activities: Italtel Group (euro 84 million), Siemens Informatica (euro 40 million), Teleleasing (euro 13 million) as well as advances from Consorzio Telcal (euro 103 million)
Contract work-in progress	110	They refer to work-in-progress on job orders from Consorzio Telcal for Piano Telematico Calabria
Capital investments	46	They refer principally to purchase of telephone exchanges from Italtel Group (euro 30 million) and Siemens Informatica (euro 4 million)
Guarantees given	947	They include suretyships given in favor of Is Tim (euro 617 million), Consorzio Csia (euro 85 million), Stream (euro 49 million) as well as guarantees on assets given in favor of Is Tim (euro 102 million)
Purchase and sale commitments	12	They refer to commitments to Teleleasing relating to operating lease contracts

In the first quarter of 2003, transactions with related parties other than Group companies included transactions with the Pirelli Group and the Edizione Holding Group (some of whose directors are also members of the boards of directors of Olivetti Group companies).

(in millions of euros)		Description
Revenues from sales	9	They refer principally to IT and energy services supplied to the Pirelli Group (euro 7 million) and phone services supplied to the Pirelli Group and to the Edizione Holding Group (euro 1 million)
Consumption of materials and external services	12	They refer principally to expenses for engineering and technical support to the Pirelli Group (euro 11 million) and the Edizione Holding Group (euro 1 million)
Trade receivables and other	9	They refer principally to phone services above mentioned to Pirelli Group (euro 7 million) and to Edizione Holding Group (euro 1 million)
Trade payables and other	24	They refer principally to supplies relating to investment activities and services rendered to the Pirelli Group (22 million) and the Edizione Holding Group (1 million)
Capital investments	6	They refer principally to purchase of telecommunication cables from Pirelli Group

Furthermore:
- in the first quarter of 2003, TIM sold telephone cards for approximately 7 million euros to Autogrill S.p.A. (Edizione Holding Group), for re-sale to the public;
- Telecom Italia has a commitment to purchase a further 5% of Epiclink from Pirelli S.p.A. for a total of 3 million euros

The Parent Company Olivetti S.p.A.



The **business performance** of Olivetti S.p.A. in the first quarter of 2003 compared with performance in the corresponding year-earlier period is illustrated in the income statement set out below, which has been reclassified in accordance with the CONSOB model for industrial holdings as per communication no. 94001437 of 23 February 1994:

(in millions of euros)	1st quarter 2003	1st quarter 2002	Year 2002
Financial income and charges			
1. Income from equity investments	1	-	1,979
2. Other financial income	20	7	41
3. Interest and other financial charges	(213)	(209)	(813)
Total financial income and charges	**(192)**	**(202)**	**1,207**
Value adjustments to financial assets			
4. Revaluations on equity investments	-	-	-
5. Write-downs on equity investments	-	-	(8,400)
Total value adjustments to financial assets	**-**	**-**	**(8,400)**
6. Other income from operations	**2**	**2**	**14**
Other costs from operations			
7. Non-financial services received	(6)	(6)	(26)
8. Leases and rentals	-	(1)	(2)
9. Payroll	(2)	(4)	(14)
10. Depreciation, amortisation and write-downs	(17)	(18)	(72)
11. Provisions for risks	(2)	-	-
12. Other operational expenses	-	-	(3)
Total other costs from operations	**(27)**	**(29)**	**(117)**
Result from ordinary operations	**(217)**	**(229)**	**(7,296)**
Extraordinary income and charges			
13. Income	-	159	240
14. Charges	(5)	(4)	(76)
Extraordinary income (loss)	**(5)**	**155**	**164**
Result before taxation	**(222)**	**(74)**	**(7,132)**
15. Taxation	-	14	892
Result of the period	**(222)**	**(60)**	**(6,240)**

The first-quarter net loss of 222 million euros (a net loss of 60 million euros in first quarter 2002) included a loss of 217 million euros from ordinary operations (a loss of 229 million euros in first quarter 2002), which arose as follows: net financial charges of 192 million euros, down by 10 million euros from first quarter 2002 (202 million euros), depreciation and amortisation (17 million euros, compared with 18 million euros in first quarter 2002) relating to costs for share-capital increases and bond issues, and other net costs of 8 million euros (9 million euros in the year-earlier period).

Extraordinary operations in the first quarter of 2003 generated a net loss of 5 million euros (net income of 155 million euros in the year-earlier first quarter, which included a gain of 158 million euros on Lottomatica).

The Parent Company posted a first-quarter **net loss** of 222 million euros (60 million euros in first quarter 2002).

The Parent Company **reclassified balance sheet** is set out below:

(in millions of euros)	31.3.2003	%	31.12.2002	%	Changes
Short-term assets					
Financial resources	363	1.4	1,068	4.0	(705)
Operating assets	1,430	5.4	1,153	4.4	277
Total short-term assets	**1,793**	**6.8**	**2,221**	**8.4**	**(428)**
Medium/long-term assets					
Financial receivables and marketable securities	16	0.1	16	0.1	-
Medium/long-term interest accruals and prepayments	386	1.5	405	1.5	(19)
Equity investments	23,187	88.5	22,888	86.8	299
Other assets	825	3.1	846	3.2	(21)
Total medium/long-term assets	**24,414**	**93.2**	**24,155**	**91.6**	**259**
Total assets	**26,207**	**100.0**	**26,376**	**100.0**	**(169)**
Short-term liabilities					
Short-term debt	4,866	18.6	3,791	14.4	1,075
Operating liabilities	925	3.5	658	2.5	267
Total short-term liabilities	**5,791**	**22.1**	**4,449**	**16.9**	**1,342**
Medium/long-term liabilities					
Medium/long-term debt	11,605	44.3	12,893	48.9	(1,288)
Other liabilities	2	-	3	-	(1)
Total medium/long-term liabilities	**11,607**	**44.3**	**12,896**	**48.9**	**(1,289)**
Total liabilities	**17,398**	**66.4**	**17,345**	**65.8**	**53**
Shareholders' equity	**8,809**	**33.6**	**9,031**	**34.2**	**(222)**
Total liabilities and shareholders' equity	**26,207**	**100.0**	**26,376**	**100.0**	**(169)**

Shareholders' equity at 31 March 2003 totalled 8,809 million euros, a decrease of 222 million euros from 31 December 2002 arising entirely from the first-quarter loss.

Parent Company **financial indebtedness** at 31 March 2003 amounted to 15,706 million euros (15,195 million euros at 31 December 2002).
The increase of 511 million euros included 192 million euros of financial charges and 299 million euros as a result of the reclassification during the first quarter of the 41,401,250 Telecom Italia shares from current assets (marketable securities) to fixed assets, in connection with the merger with Telecom Italia, under which all Telecom Italia shares held by Olivetti are to be cancelled.

Transactions with related parties

Olivetti S.p.A.'s financial and commercial dealings with subsidiaries are conducted at normal market conditions and consist mainly of the provision of services, centralised treasury operations and, in line with its role as a holding company, coordination of the activities of the subsidiaries.

(in millions of euros)	Subsidiary companies	Associated companies
Dividend income (excluding tax credit)	1	-
Other financial income	2	-
Financial charges	155	-
Other revenues	2	-
Purchase of goods and services	1	-
Trade and other receivables	589	1
Financial receivables	190	16
Trade and other payables	4	1
Financial payables	9,927	-